EXHIBIT 99.4(b)

QUALIFIED PLAN LOAN ENDORSEMENT

                                                                           DRAFT

                        QUALIFIED PLAN LOAN ENDORSEMENT

This Endorsement is part of your Contract and should be attached to it. All terms of the base Contract which do not conflict with this Endorsement's terms apply to this Endorsement. In the event of any conflict between the terms of this Endorsement and the terms of the Contract, the terms of this Endorsement shall prevail over the terms of the base policy.

AMOUNTS ALLOCATED TO THE GUARANTEED INTEREST OPTIONS ARE NOT ELIGIBLE FOR TRANSFER TO OR FROM THE LOAN ACCOUNT, NOR WILL THEY BE CONSIDERED WHEN DETERMINING THE AMOUNT AVAILABLE FOR A CONTRACT LOAN.

Adverse tax consequences may result if you fail to meet the repayment requirements for your loan. The tax and ERISA rules relating to Contract loans are complex and in many cases unclear. For these reasons, and because the rules vary depending on the individual circumstances of each Contract,
WE ADVISE THAT YOU CONSULT WITH A QUALIFIED TAX ADVISER before exercising
-------------------------------------------------------
the loan provisions of your Contract.

CONTRACT LOANS
If your Contract is issued under a Qualified Plan under code Section 401 or 403 and your Qualified Plan permits, you may request a loan using your Contract Value as the only security.

LOAN PROCEDURES - Your loan request must be submitted on our Loan Request Form. You may submit a loan request at any time after your first Contract Anniversary and before your Annuity Date however, before requesting a new loan, you must wait thirty (30) days after the last payment of a previous loan. If approved, your loan will usually be effective as of the end of the Business Day on which we receive all necessary documentation in proper form. We will normally forward proceeds of your loan to you within seven calendar days after the effective date of your loan. A $100 loan administrative fee will be deducted from your loan proceeds; however, we reserve the right to increase this fee up to a maximum of $500.

LOAN ACCOUNT - On the effective date of your loan, we will transfer an amount equal to the principal amount of your loan into an account called the Loan Account. We will transfer amounts to the Loan Account on a prorata basis from your Fixed and Variable Investment Options based on your Account Value in each. we will credit interest on amounts in the Loan Account at a rate equal to an annual rate that is two percentage points lower than the annual loan interest rate charged on your loan. Interest earned will accrue daily beginning on the day following the effective day of the loan. The interest credited will be transferred from the Loan Account to your Fixed and Variable Investment Options once per year on a prorata basis relative to your most recent allocation instructions. As your loan is repaid, the amount of the repayment will be transferred from the Loan Account to your Fixed and Variable Investment Options on a prorata basis relative to your most recent allocation instructions.

LOAN TERMS - You may have only one loan outstanding at any time. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

     . 50% of your Contract Value;
     . 100% of your Contract Value excluding your GIO Value; or
     . $50,000 less your highest outstanding Contract Debt during the 12-month period immediately preceding the effective date of your loan.

You should refer to the terms of your particular Qualified Plan for any additional loan restrictions. If you have other loans outstanding pursuant to other Qualified Plans, the amount you may borrow may be further restricted.

LOAN INTEREST RATE - You will be charged interest on your Contract Debt at an annual rate, set at the time the loan is made, equal to the higher of 5% or the Moody's Corporate Bond Yield Average-Monthly Corporates, as published by Moody's Investors Service, Inc., or its successor, for the most recently available calendar month. In the event that the Moody's Corporate Bond Yield Average-Monthly Corporates is no longer available, we will use a substantially similar average, subject to compliance with applicable state regulations. Interest charged will accrue daily beginning on the day your Loan is effective. We will notify you of the loan interest rate when you make a Contract loan.

REPAYMENT TERMS - You must repay principal and interest of any loan within five years after its effective date. if you have certified to us that your loan proceeds will be used to acquire a principal residence for yourself, you may request a loan for thirty years. In either case, you must repay your loan prior to your Annuity Date.

Your loan, including principal and accrued interest, must be repaid in quarterly installments. An installment will be due each quarter on the date corresponding to your loan effective date, beginning with the first such date following the effective date of your loan. You may prepay your loan at any time; if you do so, we will bill you for any accrued interest. Your loan will be considered repaid only when the interest due has also been paid. Subject to any necessary approval of state insurance authorities, we will treat all payments you send us as Purchase Payments unless you specifically indicate that your payment is a loan repayment. To the extent allowed by law, any repayment in excess of the amount then due will be refunded to you, unless such amount is sufficient to pay the balance of your loan. Repayments received that are less than the amount then due will be returned to you, unless otherwise required by law.

If a loan repayment is not made when due, we will declare the entire remaining loan balance in default. At that time, we will send written notification of the amount needed to bring the loan back to a current status. You will have sixty
(60) days from the date on which the loan was declared in default (the "grace period") to make the required repayment.

If the required repayment is not received by the end of the grace period, the defaulted loan balance plus accrued interest will be withdrawn from your Contract Value, if amounts under your Contract are eligible for distribution. If those amounts are not eligible for distribution, the defaulted loan balance plus accrued interest will be considered a Deemed Distribution and that portion of any Contract Value needed to repay the Contract Debt will be withdrawn when such Contract Values become eligible for distribution.

In either case, the distribution or the Deemed Distribution will be considered a currently taxable event, will be subject to the mandatory 20% federal withholding, will be subject to the withdrawal charge and may be subject to the early withdrawal tax penalty.

If there is a Deemed Distribution under your Contract and to the extent allowed by law, any future withdrawals will first be applied as repayment of the defaulted Contract Debt, including accrued interest and withdrawal charges and charges for applicable taxes. Any amounts withdrawn and applied as repayment of Contract Debt will be withdrawn first from your Loan Account and then from your Investment Options on a proportionate basis relative to the Account Value in each Option. If you have an outstanding loan that is in default, the defaulted Contract Debt will be considered a withdrawal for the purpose of calculating any Death Benefit Amount and/or Guaranteed Minimum
Death Benefit amounts.

We reserve the right to amend the provisions of this rider in order to reflect changes in the Code or interpretations thereof.

                        PM GROUP LIFE INSURANCE COMPANY
                       [PACIFIC LIFE & ANNUITY COMPANY]


President and Chief Executive Officer             Secretary